General Electric Company 5 Necco Street Boston, Massachusetts 02210 (617) 443-3000	GE Capital Funding, LLC 901 Main Avenue Norwalk, Connecticut 06801 (617) 443-3000

April 6, 2021

VIA EDGAR
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	General Electric Company and GE Capital Funding, LLC Registration Statement on Form S-4 (File No. 333-253042)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, General Electric Company and GE Capital Funding, LLC (collectively, the “Registrants”) hereby respectfully request that the effectiveness of the Registrants’ Registration Statement on Form S-4 (File No. 333-253042) filed on February 12, 2021, as amended by Amendment No. 1 filed on April 6, 2021, be accelerated by the Securities and Exchange Commission so that it may become effective at 4:00 P.M., Eastern time, on Wednesday, April 7, 2021, or as soon as reasonably practicable thereafter.

Please call Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 to confirm the effectiveness of the Registration Statement.

[Signature Page to follow]

Sincerely,

GENERAL ELECTRIC COMPANY

By:	/s/ Christoph A. Pereira
Name:	Christoph A. Pereira
Title:	Vice President, Chief Risk Officer and Chief
Corporate Counsel

GE CAPITAL FUNDING, LLC

By:	/s/ Michael Taets
Name:	Michael Taets
Title:	President and Sole Manager

cc:	Andrew L. Fabens, Esq., Gibson, Dunn & Crutcher LLP